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                                TDK CORPORATION

Mr. Gopal R. Dharia
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0308
United States of America

November 30, 2004

Dear Mr. Dharia

RE:             FORM 20-F FOR FISCAL YEAR ENDED MARCH 31, 2004
YOUR REF:       FILE NO. 1-8346

We refer to your comment letter dated November 3, 2004 requesting further information in relation to the above Form 20-F, filed on August 10, 2004.

We also refer to the e-mail correspondence between you and Mori Hamada & Matsumoto, our legal counsel, whereby you agreed to extend the date for replying to your comment letter to November 30, 2004.

Attached please find our response to your comment letter, containing the supplemental further information to the aforesaid Form 20-F, in response to your request.

We understand that our response to your comment letter and the correspondence relating to the extension of filing date be treated on a confidential basis in their totality.

We look forward to receiving your confirmation that our response meets your requirements.

Sincerely,

                                                  TDK Corporation

                                                  /s/Seiji Enami
                                                  ------------------------------
                                                  Seiji Enami
                                                  Corporate Officer,
                                                  General Manager of Finance and
                                                  Accounting Department
                                                  and Chief Financial Officer


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#1 YOUR DISCUSSIONS OF THE CHANGES IN THE STATEMENT OF OPERATIONS LINE ITEM FROM
PERIOD TO PERIOD ARE NOT VERY INFORMATIVE, AND NEITHER ARE YOUR DISCUSSIONS OF YOUR SEGMENT OPERATING RESULTS. IN ORDER TO UNDERSTAND YOUR BUSINESS IT IS REQUESTED THAT YOU SHOULD DISCUSS YOUR PROFITABILITY AND CASH NEEDS BY EACH OF YOUR SEGMENTS DISCLOSED ON PAGES 22 AND 23. PLEASE MAKE YOUR OPERATING AND FINANCIAL REVIEW SECTION MORE INFORMATIVE AND DYNAMIC. PLEASE REFER TO INSTRUCTION 1 TO ITEM 5 TO FORM 20-F AND THE COMMISSION'S INTERPRETIVE NO. 33-6835 DATED MAY 18, 1989 FOR ADDITIONAL GUIDANCE.

In response to your comments, we intend to include the following additional discussion and analysis under Item 5 in future filings.

Comparison between fiscal year 2004 and 2003

1.   Cost and expenses
          < Industry segment information >
          Operating income of the electronic materials and components segment in fiscal 2004 was Yen 56.5 billion, up Yen 36.0 billion from fiscal 2003. This increase was due to significantly higher sales of recording devices and cost reductions such as reduced depreciation from reforms to the profit structure. This increase offset declines in profit due to lower sales of other products and the negative effect of the appreciation of the yen.
     The recording media and systems segment saw some increased profits due to higher sales of optical media products. However, the segment experienced losses of Yen 2.2 billion in fiscal 2004, down Yen 3.7 billion from fiscal 2003, due to falling sales prices of other products and significantly reduced profits from the negative effect of the appreciation of the yen.

          < Geographic segment information >
          In Japan, the electronic materials and components segment saw its operating income increase by Yen 7.2 billion due to ongoing cutbacks in expenses and improvements in cost categories mainly in raw materials price reductions resulting from structural reforms. This increase offset losses in the recording media and systems segment. Accordingly, operating income for fiscal 2004 increase to Yen 8.5 billion, up Yen 3.3 billion from fiscal 2003.
     In the Americas, the operating income of the electronic materials and components segment increased by Yen 5.7 billion. This increase resulted mainly from an increase in sales of recording devices. This increase offset losses in the recording media and systems segment, which resulted from reduced sales of PC software and recording equipment. Accordingly, operating income for fiscal 2004 was Yen 2.8 billion, up Yen 3.9 billion from fiscal 2003.
     In Europe, the operating income of the recording media and systems segment increased by Yen 2.3 billion, due mainly to increased sales of optical media, which, when combined with increased profits in the electronic materials and components segment, resulted in operating losses for fiscal 2004 of Yen 0.1 billion, an improvement of Yen 3.4 billion on fiscal 2003.
     In Asia (excluding Japan) and Oceania, the operating income of the electronic materials and components segment significantly increased by Yen 22.2 billion. This increase

                                       1

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accounted for almost the entire increase in operating income across the region, which was due mainly to increased sales of recording devices. The profits of the recording media and systems segment remained practically unchanged, resulting in operating income for fiscal 2004 of Yen 42.9 billion, Yen 22.3 billion more than fiscal 2003.


2.   Capital Expenditures
          Capital expenditures for fiscal 2004, which are described in detail below, increased by Yen 3.4 billion, from Yen 41.5 billion for fiscal 2003 to Yen 44.9 billion.
     In the electronic materials and components segment, due to the expansion of the market for recording devices, TDK has made investments principally in Asia, but also in the Americas and Japan, to increase production and rationalization for its recording devices. Other major expenditures include investments to increase production and rationalization for electronic materials and electronic devices (principally capacitors), and investments into the development of new products. Capital expenditures of this segment increased by Yen 1.6 billion from Yen 38.9 billion to Yen 40.5 billion.
     In the recording media and systems segment, investments have been made in Europe and Japan to increase production and develop optical media products, whose market is expanding. Capital expenditures of this segment increased by Yen
1.8 billion from Yen 2.6 billion to Yen 4.4 billion.
     In principle, the funds for these capital expenditures are provided by internal resources generated from depreciation and amortization and profits.


Comparison between fiscal year 2003 and 2002

1.   Cost and expenses
          < Industry segment information >
          Operating income of the electronic materials and components segment in fiscal 2003 was Yen 20.5 billion, up Yen 56.8 billion on fiscal 2002's losses of Yen 36.3 billion, as a result of growth due to higher sales of recording devices and electronic materials and components, including capacitors, improvements due to cost reductions resulting from reforms to the profit structure, and a decrease of Yen 20.8 billion in restructuring costs incurred in fiscal 2002 of Yen 25.4 billion to Yen 4.6 billion.
     The recording media and systems segment saw operating income of Yen 1.5 billion for fiscal 2003, up Yen 8.9 billion on losses in fiscal 2002 of Yen 7.4 billion, due to cost reductions resulting from reforms to the profit structure, which offset an increase in restructuring costs of Yen 0.2 billion from Yen 0.5 billion in fiscal 2002 to Yen 0.7 billion and reduced profits due to price reductions in optical media products and lower sales of audio tapes due to a shrinking market.

          < Geographic segment information >
          In Japan, the electronic materials and components segment saw its operating income increase by Yen 31.3 billion due to increased profits resulting from higher sales of electronic materials and electronic devices, including capacitors, and cutbacks in expenses and improvements in cost categories mainly in raw materials price reductions resulting from structural reforms, which, after accounting for the recording media and systems segment, which also saw increases, resulted in operating income for fiscal 2003 of Yen 5.2

                                       2

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billion, up Yen 38.5 billion from fiscal 2002. Restructuring costs in Japan were
Yen 2.5 billion in fiscal 2003, down Yen 19.5 billion from Yen 22.0 billion for fiscal 2002.
     In the Americas, the operating income of the electronic materials and components segment increased by Yen 11.3 billion due to cost reductions resulting from reforms to the profit structure in addition to increased profits resulting from higher sales of recording devices, which, after accounting for the recording media and systems segment, which also saw increases, resulted in operating losses for fiscal 2003 of Yen 1.1 billion, an improvement of Yen 11.6 billion for fiscal 2002.
     In Europe, both the electronic materials and components segment and the recording media and systems segment saw lower sales, and although the recording media and systems segment did have higher profits, operating income for the electronic materials and components segment fell by Yen 1.1 billion, resulting in operating losses for fiscal 2003 of Yen 3.5 billion, a drop of Yen 0.3 billion from fiscal 2002.
     In Asia (excluding Japan) and Oceania, the operating income of the electronic materials and components segment increased by Yen 19.1 billion, due mainly to a significant increase in sales of recording devices, while the profits of the recording media and systems segment fell slightly, resulting in operating income for fiscal 2003 of Yen 20.6 billion, Yen 18.9 billion more than fiscal 2002.


2.   Capital Expenditures
          Capital expenditures for fiscal 2003, which are described in detail below, decreased by Yen 17.3 billion, from Yen 58.8 billion for fiscal 2002 to Yen 41.5 billion.
     In the electronic materials and components segment, investments have been made in the Americas, Asia and Japan, for increased production and rationalization mainly of its recording devices, whose market is expanding. Other major investments have been investments into increased production and rationalization of electronic materials and electronic devices, such as capacitors and magnets, and investments into the development of new products. Capital expenditures of this segment decreased by Yen 16.1 billion from Yen 55.0 billion to Yen 38.9 billion by concentrating on key sectors.
     In the recording media and systems segment, investments have been made mainly in Japan to increase production and develop optical media products, whose market is expanding. Capital expenditures of this segment decreased by Yen 1.1 billion from Yen 3.7 billion to Yen 2.6 billion.
     In principle, the funds for these capital expenditures are provided by internal resources generated from depreciation and amortization and profits.

                                       3

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#2 PLEASE DISCLOSE AND DISCUSS THE CHANGES IN EACH MATERIAL COMPONENT OF THE
EXPENSES THAT YOU INCLUDED IN THE COST AND EXPENSES THAT YOU INCLUDE IN THE SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES LINE ITEM. IN CIRCUMSTANCES WHERE THERE IS MORE THAN ONE BUSINESS REASON FOR THE CHANGE, YOU SHOULD ATTEMPT TO QUANTIFY THE INCREMENTAL IMPACT OF EACH INDIVIDUAL BUSINESS REASON DISCUSSED ON THE OVERALL CHANGE IN THE LINE ITEM. YOUR PRESENT DISCUSSION ON PAGE 18 IS TOO GENERAL.

In response to your comments, we intend to include the following additional discussion and analysis under Item 5 in future filings.

Supplementary explanation on Cost and expenses (page 18 of Form 20-F)

           Cost of sales for fiscal 2004 increased by 3.2% to Yen 474.1 billion from Yen 459.6 billion for fiscal 2003. The main reasons for a lower increase in cost compared to an increase of 8.2% in net sales were an improvement in the capacity utilization rate, an improvement in product type composition, rationalization and the promotion of cost cuts.
  Selling, general and administrative expenses for fiscal 2004 increased to Yen
130.4 billion from Yen 121.8 billion for fiscal 2003. The main factors were increases of Yen 2.6 billion in labor costs due to an increase in the payment of regular pay, bonuses and retirement pay, Yen 1.5 billion in patent fees due to an increase in the payment of copyright fees, Yen 0.9 billion in freight and clearance charges, Yen 0.7 billion in advertising expenses, Yen 0.4 billion in outsourcing expenses, and Yen 2.5 billion in other costs.
  Cost of sales for fiscal 2003 decreased by 1.1% to Yen 459.6 billion from Yen
464.6 billion for fiscal 2002. The reasons for this decrease were an improvement in the capacity utilization rate and in product type composition, rationalization, streamlining and lower costs, and the aggressive promotion of raw material purchase price reductions.
  Selling, general and administrative expenses for fiscal 2003 decreased to Yen
121.8 billion from Yen 123.7 billion for fiscal 2002. The main reasons for the decrease were decreases in depreciation and amortization by Yen 0.5 billion, labor costs by Yen 0.2 billion and others by Yen 1.2 billion.
  In fiscal 2002, TDK carried out structural reforms to improve profitability with a view to integrating and streamlining manufacturing facilities and plants on an overall group basis, resulting in restructuring expenses of Yen 25.9 billion being recognized. The breakdown of these expenses shows Yen 19.9 billion in labor costs and Yen 6.0 billion in retirement and exclusion of obsolete equipment. The reforms continued through fiscal 2003 in which restructuring expenses of Yen 5.3 billion were incurred. The breakdown of these expenses shows Yen 2.3 billion in labor costs and Yen 3.0 billion in retirement and exclusion of equipment. These structural reforms to improve profitability were completed in fiscal 2003, so that no further restructuring expenses were accounted separately for in fiscal 2004.

                                       4

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#3 REFER TO YOUR DISCUSSION ON THE VALUATION OF INVENTORIES. TELL US IN MORE
DETAIL WHY YOU ASSUMPTIONS IS MATERIAL DUE TO THE LEVELS OF SUBJECTIVITY AND JUDGMENT NECESSARY TO ACCOUNT FOR HIGHLY UNCERTAIN MATTERS OR THE SUSCEPTIBILITY OF SUCH MATTERS TO CHANGE; AND THE IMPACT OF THE ESTIMATES AND ASSUMPTIONS ON FINANCIAL CONDITION OR OPERATING PERFORMANCE IS MATERIAL. TELL US AND DISCLOSE IN FUTURE FILINGS HOW ACCURATE THE ESTIMATES OF THE NET REALIZABLE VALUE HAVE BEEN IN THE PAST, AND PROVIDE SENSITIVITY ANALYSIS DEPICTING REASONABLY LIKELY SCENARIOS HAD OTHER VARIABLES BEEN CHOSEN IN THE DETERMINATION OF YOUR ESTIMATES. REFER TO SEC INTERPRETIVE RELEASE NO. 33-8350 COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In response to your comments, we intend to include the following additional discussion and analysis under Item 5 in future filings.

          Inventories are stated at the lower of cost or market, with cost determined on the average cost method. The carrying value of inventory is reduced for estimated obsolescence by the difference between its cost and the estimated market value based upon assumptions about future demand. TDK evaluates the inventory carrying value for potential excess and obsolete inventory exposures by analyzing historical and anticipated demand. In addition, known and anticipated engineering change orders are evaluated against on-hand quantities for their potential obsolescence affects. As fluctuations in estimates, which become a standard in recognizing adjustments in the carrying values of inventory for expected obsolescence, are influential to business results of TDK, we conclude it as a critical accounting policy. If actual demand were to be substantially lower than estimated, additional inventory adjustments for excess or obsolete inventory may be required, which could have a material adverse effect on TDK's business, financial condition and results of operations.
     Regarding the appropriateness of estimates in the past, TDK does not take a method to assume various scenarios, but a method to reconsider every quarter by comparing estimate and actual results. For example, in the operation management of product sector with rapid development in technological innovation such as the recording devices sector, TDK revises the estimates of valuation of obsolete inventories arising from the timely response to customers' demands for high-efficiency products on a quarterly basis.

                                       5

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#3  WITH RESPECT TO VALUATION OF LONG-LIVED ASSETS, VALUATION OF GOODWILL,
ACCOUNTING FOR INCOME TAXES AND PENSION BENEFIT COSTS, PROVIDE QUANTITATIVE AS WELL AS QUALITATIVE DISCLOSURES IN FUTURE FILINGS WHEN INFORMATION IS REASONABLY AVAILABLE TO PROVIDE READERS WITH A BETTER UNDERSTANDING OF OTHER REASONABLY LIKELY SCENARIOS. FOR ADDITIONAL GUIDANCE, REFER TO ITEM 303 OF REGULATION S-K AS WELL AS THE COMMISSION'S INTERPRETIVE RELEASE ON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION WHICH IS LOCATED ON OUR WEBSITE AT: HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM

         TDK will consider providing qualitative analyses and quantitative analyses in future filings with respect to the "valuation of long-lived assets," "valuation of goodwill," and "accounting for income taxes and pension benefit costs" to provide readers with a better understanding of other reasonably likely scenarios.

#5 PLEASE TELL US IN DETAIL ALL RELEVANT INFORMATION REGARDING THE PATENT SETTLEMENT AND CONSIDER DISCLOSING IN FUTURE FILING, APPROPRIATE INFORMATION IN THE NOTES TO THE FINANCIAL STATEMENTS.

TDK will provide the following disclosure in future filings.

         On August 6, 2001, TDK Semiconductor Corporation ("TSC") filed suit against Silicon Laboratories, Inc. ("SiLabs") alleging infringement by SiLabs of U.S. Patent No. 5,654,984 entitled "Signal Modulation Across Capacitors" ("the '984 patent") owned by TSC. The patent relates to novel methods and circuitry for communicating a signal across an isolation barrier using capacitors. The patented technology is useful in, among other things, modem applications. SiLabs was accused of having integrated the patented technology into modem products it was selling in competition with TSC. SiLabs counterclaimed alleging (1) unfair competition and (2) intentional and negligent interference with economic relations.
  In April 2003, the parties resolved the dispute with the execution of a Settlement Agreement wherein both parties agreed to dismiss all litigation between them without admitting any liability. In exchange for the payment of $17 million to TSC, SiLabs was granted a fully paid-up, exclusive perpetual license to use the '984 patent, as well as three ancillary patents owned by TSC. Pursuant to the settlement agreement, TDK has no further obligation to provide additional services, product deliverables or enhancements to the licensed technology. TSC did reserve for itself and other TDK companies the right to use the patents with regard to TDK-branded products. As an additional element of the settlement, TSC agreed that neither it or any TDK entity would pursue a claim against SiLabs for a period of 20 years for patent infringement related to any SiLabs product in existence at the time of the settlement or any capacitive-based digital access arrangement ("DAA") product subsequently introduced by SiLabs.

                                       6

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#6  WE NOTE IN YOUR CRITICAL ACCOUNTING POLICY ON PAGE 31 THAT YOU MAKE
SIGNIFICANT ESTIMATES REGARDING OBSOLESCES WHICH MAY AFFECT THE AMOUNTS OF THE INVENTORIES. TELL US HOW OFTEN AND WHEN YOU MAKE ESTIMATES FOR SUCH MARKDOWNS AND ESTIMATES FOR WRITE DOWN OF OBSOLETE AND EXCESS INVENTORIES DURING THE FISCAL YEAR. WE ASSUME THE COMPANY EVALUATES THE NEED FOR ANY ADJUSTMENT AT LEAST QUARTERLY. IN FUTURE FILING, IF MATERIAL, DISCLOSE THE AMOUNT OF THE RESERVE IN YOUR QUARTERLY AS WELL AS ANNUAL REPORT.

         TDK makes estimates for both markdowns using the lower of cost or market method and write down due to obsolete and excess inventories on a quarterly basis.
     Further, TDK will consider disclosing the amount of the adjustments to the carrying value of inventory in its future filings if we determine that such adjustments are material. TDK wishes to advice the Staff that it does not file any quarterly financial information with the Securities and Exchange Commission.

#7 PLEASE DISCLOSE THE NATURE OF COST ELEMENTS INCLUDED IN THE FINISHED GOODS AND WORK IN PROCESS INVENTORIES DISCLOSED IN NOTE 5 ON PAGE 81. PLEASE REFER TO RULE 5-02.6(B) OF REGULATION S-X.

TDK will provide the following supplemental disclosure to Note 5 in future filings.

         The cost elements for finished goods and work in process include direct costs for materials such as primary materials and purchased semi-finished products, direct labor costs such as basic salaries, bonuses, and legal welfare expenses, direct costs such as expenses paid to subcontractors, and indirect manufacturing costs comprising material costs, labor costs and other overhead costs.

#8 PROVIDE THE DISCLOSURE REQUIRED BY EITF 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS.

TDK will provide the following disclosure in future filings.

         Shipping and handling costs amounted to Yen 12,163 million, Yen 11,305 million and Yen 10,796 million for the years ended March 31, 2004, 2003 and 2002, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

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#9 WE NOTE THAT WITH REGARDS TO SALES OF RECORDING MEDIA & SYSTEMS PRODUCTS, YOU
PROVIDE SALES INCENTIVE PROGRAMS TO RESELLERS AND RETAILERS. SUPPLEMENTALLY PROVIDE US WITH MORE DETAILS OF THESE INCENTIVE PROGRAMS. TELL US AND DISCLOSE YOUR ACCOUNTING POLICY FOR EACH OF THESE TYPES OF ARRANGEMENTS (I.E., PRODUCT DISCOUNT, VOLUME-BASED REBATES, CONSUMER PROMOTION.) FOR EACH TYPE OF
ARRANGEMENT TREATED AS AN EXPENSE RATHER THAN AS A REDUCTION OF REVENUES, PLEASE TELL US HOW THIS TYPE OF ARRANGEMENT MEETS THE REQUIREMENTS IN EITF 01-9.
EXPLAIN TO US THE NATURE OF YOUR ESTIMATES IN RELATION TO EACH OF THE INCENTIVE PROGRAMS. ALSO, TELL US THE NATURE OF ANY OTHER INCENTIVE, REBATE, COOPERATIVE ADVERTISING OR OTHER PROMOTIONAL PROGRAMS PROVIDED BY THE REGISTRANT TO ITS CUSTOMERS AND HOW THE COMPANY ACCOUNTS FOR ITEMS, INCLUDING THE AMOUNTS
INVOLVED.

In response to your request, we are providing the following additional detail regarding sales and other incentive programs we provide to our resellers and retailers. In future filings we will disclose our accounting policy as outlined below for each arrangements.

          TDK offers sales incentives through various programs to certain resellers and retailers. These sales incentives include product discounts, volume-based discounts, marketing development funds ("MDFs"), rebates and coupons, and are accounted for in accordance with the Emerging Issues Task Force issue 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Product)". These sales incentives totaled to Yen 15,089 million, Yen 15,031 million, and Yen 13,937 million for the years ended March 31, 2004, 2003 and 2002, respectively.
     A number of product discounts are based on a certain percentage off the invoice price predetermined by spot contracts or based on contractually agreed upon amounts with resellers and retailers. Product discounts are recognized as reduction of revenue at the time of the related revenue is recognized and amounted to Yen 5,993 million, Yen 5,214 million and Yen 5,532 million for the years ended March 31, 2004, 2003 and 2002, respectively.
     Volume-based discounts are provided only if the resellers and retailers achieve a specified cumulative level of revenue transactions in a year or less period. Liabilities are recognized as a reduction of revenue for the expected sales incentive at the time the related revenue is recognized and are initially based on the estimation of sales volume by using historical experience on an individual customer basis. Estimates of expected sales incentives are evaluated and adjusted periodically based on actual revenue transactions and forecasts for the balance of the year or incentive period. Volume-based discounts recognized as a reduction of revenue amounted to Yen 2,982 million, Yen 2,918 million and Yen 2,391 million for the years ended March 31, 2004, 2003 and 2002, respectively.
     MDFs are provided to certain resellers and retailers as contribution or sponsored fund for customers' marketing programs, such as customers' coupons, catalog, sales contests and advertisements, mostly in the form of a subsidy. Under this program, we do not receive an identifiable benefit sufficiently separable from our customers. Accordingly, MDFs are accounted for as a reduction of revenue based on the annual contract or at the time TDK has incurred the obligation, if earlier, and amounted to Yen 2,923 million, Yen 3,114 million and Yen 2,637 million for the years ended March 31, 2004, 2003 and 2002, respectively.
     Consumer promotions mainly consist of coupons and mail-in rebates offered to end users, who are reimbursed by TDK to retailers or end users for the coupons or mail-in rebates redeemed. Liabilities are recognized at the time related revenue is recognized (or at the time of the offer if the sale to retailers occurs before the offer) for the expected number of

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coupons or mail-in rebates to be redeemed. TDK uses historical rates of redemption on similar offers for similar products to estimate redemption rates for current incentive offerings. Consumer promotions recognized as a reduction of revenue amounted to Yen 2,446 million, Yen 2,830 million and Yen 1,930 million for the years ended March 31, 2004, 2003 and 2002, respectively.
     TDK also provides slotting fees paid to certain retailers for putting TDK products at attractive areas or shelves in the store. Slotting fees are recognized as a reduction of revenue at the time TDK has incurred the obligation. Slotting fees recognized as a reduction of revenue amounted to Yen 451 million, Yen 598 million and Yen 1,091 million for the years ended March 31, 2004, 2003 and 2002, respectively.
     Additionally, TDK has advertising programs with certain resellers and retailers where TDK agrees to reimburse them for advertising cost incurred by them to put TDK products on their flyers, catalogs and billboards. TDK receives an identifiable benefit (advertising) in return for the consideration and that benefit is sufficiently separable because TDK could have purchased that advertising from other parties. Also, TDK can reasonably estimate the fair value of the benefit through obtaining sufficient evidence from the resellers and retailers in the form of the invoice issued by the third party providing the service to the resellers and retailers. Therefore, such advertising programs are expensed as selling, general and administrative expenses at the time TDK has incurred the obligation and amounted to Yen 293 million, Yen 357 million and Yen 356 million for the years ended March 31, 2004, 2003 and 2002, respectively.


#10 WE NOTE FROM YOUR DISCLOSURES ON PAGE 28 THAT YOU ARE INVOLVED IN SIGNIFICANT RESEARCH AND DEVELOPMENT ACTIVITIES. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR THE RESEARCH AND DEVELOPMENT COSTS AS REQUIRED BY PARAGRAPH 13 OF SFAS NO. 2.

TDK will provide the following disclosure in future filings.

          Research and development costs are expensed as incurred.

#10 PLEASE DISCLOSE WHETHER YOUR SHORT-TERM DEBT ARE SECURED OR UNSECURED. ALSO, PLEASE DISCLOSE THE NATURE OF ASSETS MORTGAGED, PLEDGED, OR OTHERWISE SUBJECT TO LIEN, AND THE APPROXIMATE AMOUNTS THEREOF. YOUR PRESENT DISCLOSURE IS TOO GENERAL. SEE RULE 4-08(b) OF REGULATION S-X.

TDK will provide the following disclosure in future filings.

          TDK's short-term and long-term debt placed with financial institutions are unsecured. Further, no assets of TDK are subject to mortgage, pledge or lien pursuant to our short-term and long-term debt agreements.

                                       9

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#11 PLEASE DISCLOSE IN THE NOTE THE SIGNIFICANT DEBT COVENANTS UNDER YOUR
FINANCING ARRANGEMENTS AND THE REPERCUSSIONS OF NOT MEETING THEM. ALSO, DISCLOSE THE EXISTENCE OF ANY CROSS-DEFAULT PROVISIONS. IF APPLICABLE, PLEASE ALSO DISCLOSE THE EXISTENCE AND NATURE OF ANY SUBSIDIARY LEVEL DIVIDEND RESTRICTIONS. REFER TO RULE 4-08(e) OF REGULATION S-X.

In response to your comments, TDK will provide the following additional disclosure in future filings.

          There are no debt covenants, or cross-default provisions under TDK's financing arrangements. Furthermore, there are no subsidiary level dividend restrictions under the financing arrangements.

#12 PLEASE DISCLOSE THE AMORTIZATION PERIOD AND THE METHOD USED FOR THE AMORTIZING THE PATENTS, SOFTWARE, AND OTHER INTANGIBLE ASSETS.

In response to your comments, TDK will provide the following additional disclosure in future filings.

          Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. The useful live is 11 years for the Patents, 3 to 5 years for Internal-use Software, and 10 years for Other intangible assets.

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#13 TELL US AND DISCLOSE THE NATURE AND AMOUNTS OF EACH TYPE OF THE UNAMORTIZED
INTANGIBLE ASSETS INCLUDED IN THE TABLE. EXPLAIN TO US THE FACTORS YOU CONSIDERED IN CONCLUDING THAT EACH ONE OF THESE ASSETS ARE INDEFINITE-LIVED INTANGIBLES UNDER SFAS 142.

In response to your request, we are providing the following additional detail regarding the nature, amounts and factors we consider in determining our unamortized intangible assets have indefinite lives. We will provide this relevant disclosure in future filings, if material.

         The balance of the unamortized intangible assets having indefinite useful lives was immaterial in relation to TDK's consolidated financial statements as of and for the years ended March 31, 2004 and 2003.
     The balance of the unamortized intangible assets having indefinite useful lives was Yen 916 million as of March 31, 2004, which comprised Yen 461 million in land lease rights in Japan, Yen 104 million in telephone rights in Japan, and Yen 351 million in other intangible assets.
     The balance of the unamortized intangible assets having indefinite useful lives was Yen 1,270 million as of March 31, 2003, which is comprised of Yen 461 million in land lease rights in Japan, Yen 104 million in telephone rights in Japan, and Yen 705 million in other intangible assets.
     The following is additional detail related to the land lease and telephone rights.

     TDK has entered into certain land lease right agreements with third parties. The agreements provide TDK with the exclusive right to use the subject land and provide TDK with the unilateral and continuous legal right to extend the duration of the agreements for an indefinite period of time. TDK has the current intent to continuously renew all land lease agreements for the foreseeable horizon. All renewed land lease agreements have been extended at no incremental cost to TDK. Based on the above factors, TDK has concluded that the subject land lease agreements have indefinite lives.

     In Japan, any party who wishes to obtain a right to connect to a fixed line from the country's fixed line service provider is required to make a one-time non-refundable payment to obtain the "right". Such right is not linked to any single telephone number and can be connected anywhere in the country. There is no limit on the useful life of the right once obtained. These rights are non-cancellable and can be used in perpetuity. Accordingly, TDK has determined that the telephone rights have indefinite useful lives. TDK has made cumulative payments totalling Yen 104 million to obtain such rights as of March 31, 2004 and 2003.


                                       11

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#14 PLEASE INCLUDE A VALUATION AND QUALIFYING ACCOUNT RESERVE FOR THE EXCESS AND
SLOW MOVING INVENTORY FOR ALL PERIOD PRESENTED. ALSO, DISCUSS UNDER ITEM 5, THE REASONS FOR CHANGES IN THE RESERVE ACCOUNTS INCLUDED UNDER THE SCHEDULE II.
REFER TO RULE 5-04 (c) OF REGULATION S-X.

         In accordance with Staff Accounting Bulletin No. 100, Topic 5 BB, Inventory Valuation Allowances, TDK considers markdowns of inventory to the lower of cost or market and reserves for excess and obsolete inventory to establish a new cost basis that is not marked up based on subsequent changes in market value. Accordingly, TDK has not provided the information called for by Rule 5-04 of Regulation S-X. In future filings, if material to investors, TDK will provide additional information and discussion and analysis on inventory markdowns and reserves in Item 5.

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